OMB APPROVAL
OMB Number 3235-0287
Expires: Sept. 30, 1998
Estimated average burden
hours per response...............0.5

Check this box if no longer

subject to Section 16. Form 4

of Form 5 obligations may

continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer
Joseph Ronald G.	GREAT AMERICAN FINANCIAL RESOURCES, INC. (GFR)					(Check all applicable) __X _ Director _ _ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security			4. Statement for			__ Officer (give	_ __ Other (specify
1116 Leaftree Court	Number of Reporting Person (Voluntary)			Month/Year	May 1, 2003		title below) below)
(Street)				5. If Amendment,			7. Individual or Joint/Group Filing (check applicable line)
Cincinnati, Ohio 45208				Date of Original (month/Year)			__X__ Form filed by One Reporting Person _____ Form filed by More Than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned at	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	(End of Month Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	ficial Owner- ship (Instr. 4)
Common Stock, $1.00 par value	5/1/2003	N	V	514 shares	A	$14.57	35,865 shares	D

							4,000 shares	I	By Closely
Held
Corporation

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

SEC 1474 (7/96)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- Ative	3. Trans- action Date	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month//Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Deriv- Ative Secur- Eriv- Ative Secur- Ity	9. Number of Deriv- ative Secur- Ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
Security	(Month/ Day/ Year)	Date	Expiration	Amount or	ity (Instr. 5)	Ficially Owned at End of	ity Direct (D) or Indi-	ship (Instr. 4)
Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares	Month (Instr. 4)	rect (I) (Instr. 4)
Common Stock	$14.37	2/13/1998	2/13/2007	Common Stock	10,114	$14.37	10,114	D
Common Stock	$14.76	3/1/1998	3/1/2007	Common Stock	1,000	$14.76	1,000	D
Common Stock	$22.14	3/1/1999	3/1/2008	Common Stock	1,000	$22.14	1,000	D
Common Stock	$21.73	3/1/2000	3/1/2009	Common Stock	1,000	$21.73	1,000	D
Common Stock	$15.44	3/1/2001	3/1/2010	Common Stock	1,000	$15.44	1,000	D
Common Stock	$16.91	6/1/2001	6/1/2010	Common Stock	2,000	$16.91	2,000	D
Common Stock	$18.98	3/1/2002	3/1/2011	Common Stock	3,000	$18.98	3,000	D
Common Stock	$16.99	3/1/2003	3/1/2012	Common Stock	3,000	$16.99	3,000	D
Common Stock	$14.20	3/1/2004	3/1/2013	Common Stock	3,000	$14.20	3,000	D

Explanation of Responses:

* The Stock Options expire 10 years from the date of grant and vest 20% on each anniversary of the date of grant beginning with the first anniversary.